Mail Stop 3561

	February 8, 2006

F. William Capp
Chief Executive Officer
Beacon Power Corporation
234 Ballardvale Street
Wilmington, MA 01887

Re:	Beacon Power Corporation
	Amendment No. 2 to Registration Statement on Form S-3
	Filed January 23, 2006
      File No. 333-130207

Dear Mr. Capp:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1 in our letter dated January
6,
2006, where you stated that the selling shareholders` right to purchase additional securities in the future "[d]oes not affect the shares already issued and now being registered." Please provide further analysis to more fully discuss why the private placement was completed prior to filing the registration statement, given that the
right to purchase additional securities arises from the same securities purchase agreement as the shares already issued and the right to purchase additional shares appears to represent more than an anti-dilution provision.
2. According to your response to comment 1 in our letter dated January 6, 2006, you have already issued the shares being registered in the offering. Throughout your document, however, including the cover page and summary section, you state that you "[a]greed to issue shares of [y]our common stock and warrants..." and that you
"[a]greed
to sell to Iroquis Master Fund...."  The disclosure appears to suggest that you may not have sold and issued the shares to date. Please revise your disclosure to more clearly state that the shares have already been sold and issued to the selling stockholders and include the date the private placement closed.

Selling Stockholders, page 9
3. We note your response to comments 2, 3 and 4 in our letter dated
January 6, 2006. According to your response, some of the selling shareholders have not yet responded to your inquiry as to whether they are broker-dealers or affiliates of broker dealers and as to the identity of the natural person(s) who have voting or investment power over the securities being registered. Accordingly, we reissue the comments as to those selling shareholders from whom you are awaiting a response.

* * * * *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
or David Mittelman, Branch Chief, at (202) 551-3214, or me at
(202)
551-3720 with any questions.

      Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Albert L. Sokol, Esq.
	Edwards Angell Palmer & Dodge LLP
      Fax: (617) 517-5576
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F. William Capp
Beacon Power Corporation
February 8, 2006
Page 1